FILED BY HERCULES INCORPORATED

Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 14, 2008

ASHLAND / HERCULES ANNOUNCEMENT
July 11, 2008

CORPORATE PARTICIPANTS

▪ Eric Boni	Ashland Inc.
Director - IR

▪ Jim O'Brien	Ashland Inc.
Chairman, CEO

▪ Lamar Chambers	Ashland Inc.
SVP, CFO

▪ Craig Rogerson	Hercules Inc.
President, CEO

CONFERENCE CALL PARTICIPANTS

▪ Jeff Zekauskas	JPMorgan
Analyst

▪ Laurence Alexander	Jefferies & Co.
Analyst

▪ Mike Harrison	First Analysis Securities
Analyst

▪ Rob Felice	Gabelli & Corp.
Analyst

▪ Christopher Miller	JPMorgan
Analyst

▪ David Begleiter	Deutsche Bank
Analyst

▪ Andy Baker	Jefferies & Co.
Analyst

▪ John McNulty	Credit Suisse
Analyst

▪ Steve Velgot	Analyst

▪ David Troyer	Credit Suisse
Analyst

▪ Bill Hoffman	UBS
Analyst

▪ Ali Levine Shakeman	Capital
Analyst

▪ Brad Logato	Igens
Analyst

PRESENTATION

Operator: Good day ladies and gentlemen, and welcome to the Ashland Hercules Acquisition Conference Call. My name is Solana. I will be your coordinator for today. At this time, all participants are in a listen only mode. We will be facilitating a question and answer session towards the end of this conference.

(OPERATOR INSTRUCTIONS)

As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today's call, Mr. Eric Boni, Director of Investor Relations. You may proceed.

Eric Boni: Thank you, Solana, and good -- good morning. Welcome to the conference call to discuss our announcement this morning concerning Ashland's pending acquisition of Hercules.

Before we get started, I'd like to introduce the participants on our call -- Jim O'Brien, Chairman and Chief Executive Officer of Ashland; Lamar Chambers, Ashland's Senior Vice President and Chief Financial Officer; and Craig Rogerson, Hercules' President and Chief Executive Officer.

Now, let's turn to Slide Two. Before we get started, let me remind you that statements made during the course of this presentation will be made that constitute forward-looking statements as that term is defined in relevant Securities laws. Such statements are subject to numerous risks, uncertainties and assumptions, which are fully described in Ashland's and Hercules' joint press release this morning and our filings with the SEC in connection with the proposed transaction as well as our required quarterly and annual filings.

As you will hear in more detail later, the transaction we announced this morning is subject to various conditions and approvals. While Ashland and Hercules believe our expectations regarding the transaction are based on reasonable assumptions, we cannot assure that those expectations will ultimately be achieved or that the transaction will be completed. We encourage you to read the Form S-4 and any other relevant documents that will be filed in the coming months with the SEC by Ashland and Hercules.

Let's go to Slide Three. During our call today, we'll open with an overview of the Ashland/Hercules transaction. I'll discuss the terms then turn the proceedings over to Jim O'Brien. Jim will discuss the strategic benefits to review the two businesses. Lamar Chambers will then detail the financing, and Jim will conclude with the expected synergies, integration plan and our time line to completion. We'll then open the lines for your questions.

Now, let's look at the terms of the transaction on Slide Four. This morning, we announced that the Boards of Directors of Ashland and Hercules approved a definitive merger agreement whereby Ashland will acquire all of the outstanding shares of Hercules. The consideration consists of cash in the amount of $18.60 per Hercules share and 0.093 of a share of Ashland common stock for each share of Hercules stock. The current implied price is $23.01 per share, based upon Ashland's July 10 closing price.

This represents a 38% premium to Hercules shareholders over the closing stock price on July 10th and a 26% premium to the stock's 30-day average. The stock portion is based on a fixed exchange ratio and is not subject to a collar. The total transaction is valued at approximately $3.3 billion, including net assumed debt of $0.7 billion. We expect to complete the acquisition by the end of calendar 2008. Please turn to Slide Five, and I'll turn the call over to Jim O'Brien.

Jim O'Brien: Thanks, Eric. Good morning, everyone. I'd like to welcome Craig Rogerson, President and Chief Executive Officer of Hercules. We're glad he could join us here today.

Craig Rogerson: Thank you, Jim. We're enthusiastic about the opportunity for Hercules to join with Ashland. Our companies share proud and similar histories of nearly 100 years of innovation, dedication and service. Hercules shareholders will receive a significant premium for their shares and, through their ownership of Ashland shares, to enjoy the opportunity to participate in the upside potential of the combined company. We look forward to working with the Ashland team to bring these two great companies together.

Jim O'Brien: Thanks, Craig. We too are excited about the opportunity to combine Hercules with Ashland. The acquisition of Hercules fulfills our objective to create a major global specialty chemicals company. With these transactions, specialty chemicals will drive our business both strategically and financially. Estimated pro forma EBITDA doubles with approximately 75%

generated by our specialty chemical core. Combined, the Company generates more than $10 billion in revenues.

We will increase our presence in important growth markets like China, Eastern Europe, and Brazil, boosting Ashland's revenue outside North America from $2.3 billion to $3.5 billion in the combined company. When the transaction is complete, we will achieve greater scale and significantly enhance our focus in three specialty chemical businesses, specialty additive and ingredients, paper and water technologies and specialty resins.

We will also realize a leadership position in renewable and sustainable chemistries. We believe that offering sustainable chemistry alternatives is important to our customers. In addition, being able to diversify our raw materials can reduce the cyclicality of our earnings.

With Hercules' contribution, approximately one-third of Ashland's EBITDA will be derived from renewable resources. Through this focused specialty chemicals core Ashland should be able to deliver more stable and predictable earnings, generate stronger cash flows and gain access to higher growth markets worldwide.

Now, for those who aren't familiar with Ashland or Hercules, I will provide a short overview of the two businesses. Let's continue on Slide Six. Ashland was founded in 1924 and has been publicly traded since 1936. We have also been a member of the Fortune 500 since the list was created in 1955. Ashland has shed its historical identity as a regional petroleum refiner and today is a global chemical company with sales in more than 100 countries and nearly 12,000 employees.

Through our Ashland Performance Materials division, we are a worldwide manufacturer of unsaturated polyester and vinyl ester resins and gelcoats, metal casting consumables and high-performance adhesives, supplying primarily the building and construction, transportation, metal casting, packaging and converting and marine industries. Ashland Water Technologies provides water treatment chemicals and services to municipal, industrial, commercial and institutional facilities as well as ocean-going vessels.

While our acquisition of Hercules will expand our core and specialty chemicals, our Ashland Distribution and Valvoline businesses are strong leaders in their own markets and will remain complementary adjacencies to our defined core by adding valued capabilities.

Ashland Distribution is a leading distributor of chemicals, plastics, composite materials and environmental services in North America and plastics in Europe. Valvoline manufacturers and markets premium-branded motor oils, automotive chemicals and appearance products, and our Valvoline Instant Oil Change unit is the second largest quick lube chain in the United States.

For the 12 months ended March 31, 2008, Ashland's total revenue was $7.9 billion, and we generated $365 million of EBITDA. Given that our focus today is on the Ashland Hercules transaction, we have provided only a brief overview of our businesses. If you are interested in additional details about our divisions, further information is provided in the appendix to this presentation.

Now, let's look at Hercules on Slide Seven. Hercules was formed in 1912 as a spin-off from DuPont and has been a publicly traded company for more than 75 years. It currently has operations on four continents, North America, Europe, Asia and South America, generating trailing 12-month sales of $2.2 billion.

Hercules is composed of two major groups, Paper Technologies & Ventures and Aqualon, both of which are focused on materials for water-based systems and products. Paper Technologies' principal products are specialty chemicals used by the paper industry to increase paper and paperboard performance and enhance the manufacturing process.

Aqualon's specialty additives and ingredients are used across a wide range of industries to make everything from paints and adhesives to foods, pharmaceuticals and personal care products. These additives impart a specific quality to the product such as helping to thicken or increase durability.

Both of these groups are recognized as leading worldwide suppliers in their respective markets. Now, I am pleased that their leaders, Paul Raymond, President of Hercules Paper Technologies and Ventures group, and John Panichella, President of Aqualon, will be joining Ashland to continue running these successful businesses. Again, you will find more detail about the Hercules businesses in the appendix to this presentation.

Let's turn to Slide Eight now to see how this transaction will enhance Ashland's specialty chemicals profile. The combination of Ashland and Hercules creates a very significant specialty chemicals company and transforms Ashland's financial profile. This transaction fulfills the goal we have been working toward for the last several years.

While today our specialty chemical businesses contribute 29% of revenue and 45% of EBITDA, the combined entity generates 45% of revenue from the specialty core and roughly 75% of EBITDA. Through this focused specialty chemicals core, Ashland should be able to deliver more stable and predictable earnings, generate stronger cash flows and gain access to higher growth markets worldwide.

What will our specialty chemicals core look like? Let's turn to Slide Nine. This picture graphically depicts our key markets and how we will serve them through our expanded specialty chemicals core. Looking at the outer ring, our combined specialty chemical businesses will be focused on four large and global markets, water treatment, building and construction, transportation and regulated markets and their associated verticals.

With Hercules, we achieve strong market positions and promising growth potential, particularly from our organic space. In the market for water treatment chemicals, the combination of Hercules' Paper Technologies & Ventures with Ashland Water Technologies generates $2 billion in annual revenue.

We will have strong leadership positions in the pulp and paper, municipal, industrial, marine segments. Our focus within the global building and construction market includes such key segments as additives for paints and coatings, thermoset resins, adhesives and coatings for the commercial and residential construction segment and thermosets and adhesives for the infrastructure in wind energy segments. In the transportation market, we sell thermoset resins, gelcoats, structural adhesives and metal casting consumables into the light vehicle, marine and heavy truck segments.

Our fourth target market, regulated markets, will be our fastest growing and consists of specialty additives and ingredients for regulated businesses including personal care, pharmaceuticals and food.

Moving inward, our combined specialty chemical businesses will be able to leverage two shared capabilities. The first is formulation. That is getting specialty chemicals to impart specific functional benefits, the second, application skills that use specialty chemicals to optimize customer processes. Finally, three foundational chemistries that can be leveraged across multiple markets will be the focus of our technology investments.

First is water-soluble polymers. This will be an expanded focus for us in an area in which we will enjoy Day One leadership through integration of the Aqualon businesses. We will have producer positions in approximately half of the types of water-soluble polymers available today and server three of our four key markets.

Second, thermostat resins, Ashland has a deep history and strong leadership position in thermostat resins and serves two of our four key markets through this chemistry. And third is specialty water chemicals. Ashland has a long involvement in this chemistry, and it has been our focus for growth and expansion. With Hercules, we can apply this chemistry across all key vertical segments of the water treatment market.

For one example of how our enhanced focus and expanded scale in specialty chemicals can help our customers to succeed, let's move to Slide Ten. Our intent is to integrate Ashland's Water Technology business with Hercules' Paper Technologies & Ventures business creating one global $2 billion paper and water technologies business of significant scale and capabilities.

And industry of focus is pulp and paper, which is one of the largest consumers of processed water. Efficiently managing water and water reuse is critical to the success of paper mill operation and due to the increasing use of recycled water and paper, the demand for specialty paper chemicals is expected to grow at a faster pace than the industry overall.

The product offerings and geographic footprints of the Ashland water and Hercules paper businesses are complementary to one another. Hercules brings broad process and functional capabilities as well as producer positions and key size and strength additives. Ashland brings expertise in process in utility water treatment as well as producer economics in drainage and retention chemicals.

In combination, our complementary business positions should enjoy well-established channels to serve the global marketplace. The new paper and water organization will enable a broad product offering that touches the major buying areas of the paper mill and achieves a point of differentiation by superior execution through the largest technical sales force in the industry. Lamar Chambers will now review the financing of the transaction. Lamar?

Lamar Chambers: Thank you, Jim. The consideration will be paid in cash and Ashland stock. In addition to cash on hand, we secured $2.7 billion of committed financing from Bank of America and Scotia Capital that consists of commercial bank and institutional secured loans as well as senior notes.

We expect $2.2 billion of the commitment to be drawn at closing. The remaining [$500 billion] of the commitment consists of revolving credit agreement that will be used to provide liquidity. We will also use 10.5 million Ashland common shares -- issue 10.5 million of Ashland common shares to Hercules shareholders at closing to complete transaction funding.

When the transaction closes, Ashland's debt to EBITDA ratio is expected to be in the range of 3.2 to 3.3 times. We plan to use excess cash flow to reduce our leverage to between 1.5 to 2 times EBITDA within two to four years. We believe this is important to help us achieve our goal of earning an investment grade credit rating. Let's now move to Slide 12, and Jim will continue.

Jim O'Brien: When we look at the financial benefits of the transaction, we expect to capture cost savings of $50 million by Year Three. This will be achieved by eliminating redundancies in overhead, in realizing operational efficiencies in our technology, procurement and logistics activities. This is in addition to the $65 million in expense reductions within the current Ashland business that I talked about on our most recent earnings call.

While it is expected to be modestly dilutive to earnings per share on a reported basis, the combination should be significantly accretive to our earnings per share in the first full fiscal year post closing excluding merger costs and depreciation and amortization charges resulting from the transaction.

In addition, as you may know, Hercules has significant legacy liabilities. This is an area we know well due to our management of similar liabilities at Ashland. We conducted extensive due diligence on this transaction, and we carefully considered these issues and costs. Based on our own track record, we are confident that we have the ability and the expertise to manage them.

Let's take a look at our next steps on Slide 13. As you might expect, there are various conditions that must be met in order for this transaction to close. These include a special meeting of Hercules shareholders to seek approval of the transaction and standard regulatory approvals such as Hart-Scott-Rodino. Assuming all the conditions are satisfied, we expect to close by the end of calendar 2008.

As we consider how best to combine our businesses, we will bring together an integration team pairing people from key functions from both businesses. Working together, the team will identify how to most effectively leverage the strengths of the combined entity and bring forward the best practices each business has to offer to grow our business globally, drive efficiency and leverage our technology investments. There is much to be done to combine the two companies, and the integration team will establish goals, metrics and timelines to ensure that we capture the synergies.

We are excited about the opportunity to combine our companies and create a major global specialty chemicals company with strong market positions and promising growth potential. We will be able to align our strengths and the foundational chemistries of water-soluble polymers, thermoset resins and specialty water chemicals, both enhancing our focus and expanding our scale in global markets. We will also become a leader in attractive and growing renewable and sustainable chemistries.

When the integration is complete, Ashland should be stronger, achieve margins more reflective of a specialty chemicals business and deliver more consistent, predictable earnings. With that, we'll open the line for questions.

QUESTIONS AND ANSWERS

Operator: (OPERATOR INSTRUCTIONS)

The first question comes from the line of Jeff Zekauskas from JPMorgan. You may proceed.

Jeff Zekauskas: Hi, good morning.

Jim O'Brien: Good morning, Jeff.

Jeff Zekauskas: A few questions, what's the present value of the asbestos liabilities, Hercules, that you've assigned?

Jim O'Brien: Lamar?

Jeff Zekauskas: Or, all legacy liabilities?

Lamar Chambers: We are not prepared at this time to disclose the valuation or numerical assessment of that. I will say that, as part of the due diligence process, Ashland along with Hercules personnel and including third parties involved in the process have been very diligent in that area in making sure we understand the issues. Of course as you know, Ashland has similar issues, and it's in its own business in terms of the asbestos and environmental matters, and we feel like this is an area we thoroughly understand and we're quite comfortable with our assessments around that, but we're not prepared to quantify it.

Jeff Zekauskas: Second question is, in rough terms, if the pretax income of Hercules is $200 million and you've got about, I don't know, $110 million or $120 million in financing costs, you add 10 million extra shares, it looks like in rough terms the transaction, excluding whatever amortization costs that you've talked about, it looks like it's accretive by about $0.80. Is that right? Is that in the ballpark?

Lamar Chambers: I'm not going to be able to confirm your exact math on that. Obviously, I have to assess that, but as we said in the -- or, as Jim said in his comments, we do expect the transaction to be significantly accretive when you exclude the DNA that results from the transaction accounting, the purchase accounting on Hercules as well as the transaction costs, those up-front costs associated with the merger.

Jeff Zekauskas: The last question is that -- what do you really expect the return on capital of the transaction to be two or three years out in that probably right now, it's below your cost of capital.

So -- and in the numbers that you've outlined, you don't get to your cost of capital. So is -- so, what do you think about that?

Lamar Chambers: Well we believe overall, the -- obviously, the transaction will exceed our cost of capital. We think that was a significant threshold in our evaluation of the opportunity, and over time and based on the way we've evaluated the business, we believe it will significantly exceed our cost [there].

Jeff Zekauskas: And what's your cost of capital as you understand it?

Lamar Chambers: We don't disclose that, but you can look at the public markets and pretty well get it to a range there that I think would be close to reasonable.

Jeff Zekauskas: Okay. Thank you, very much.

Jim O'Brien: Thanks, Jeff.

Operator: And our next question comes from the line of Laurence Alexander from Jeffries. You may proceed.

Laurence Alexander: Hello.

Jim O'Brien: Good morning.

Laurence Alexander: I guess I want to follow up on Jeff's question maybe coming at it from a slightly different angle. Can you walk through your logic and assessment for doing this acquisition versus the accretion from a share buyback, I mean if you can't address the cost of capital?

Jim O'Brien: You know Laurence, when we sat down and did our evaluation and looked at the various alternatives, we considered a whole range of strategic options. And as we looked at what was best interest of our shareholders over the long term and the creation of value, we have consistently stated over time that redeployment of capital into concentrated core and specialty chemicals was a very important strategic move. We think it also presents compelling financial and strategic benefits for our shareholders in that over the long term it will be a very high value-creating idea for our shareholders.

Laurence Alexander: And then to the extent that you highlighted sort of rotating into higher growth markets, do you see any chance for your strategic fit with Hercules to lead to a higher growth rate in their pulp and paper business?

Jim O'Brien: As we look at the opportunities that the Hercules business brings us, I think they've done a very terrific job, positioned themselves in the various markets, they have leadership positions, strong adjacency -- adjacencies, and I believe that we'll be able to build upon on that into the future after we spend some time paying down some of this debt.

At the same time, there is tremendous organic opportunities that we can participate in and help grow these markets, because I think they're well positioned. I think the combination of water business with their water business, I think gives us some unique opportunities in the paper space as well as other water spaces. So we're very excited about that, and I think organically, we're going to be able to participate in some opportunities immediately.

Laurence Alexander: And lastly, can you give a little bit more detail on synergies or cost saving opportunities that you might see in the Aqualon business?

Jim O'Brien: The integration teams will address that, but the Aqualon business is a standalone business, I think run very well. I think it has a very efficient cost structure, not to say there won't be opportunities to enhance that, but we are most encouraged by the positioning of that business and the opportunities it brings us on sustainable chemistries and the markets that they serve and the adjacent markets that we could ultimately get into. We think it's a gem of a business and one that can be developed, I think, aggressively and fully into the future.

Laurence Alexander: Thank you.

Jim O'Brien: Thanks.

Operator: And the next question comes from the line of Mike Harrison from First Analysis. You may proceed.

Mike Harrison: Hi, good morning.

Jim O'Brien: Good morning.

Mike Harrison: A question for Craig, you've talked about the need for consolidation in the European paper market in order to maybe alleviate some of the challenges there. Do you think the combination with Ashland is going to significantly alter the paper landscape in Europe? Or, should we view it as more of a -- just a -- an expansion of product offering that might improve the combined entity's position in Europe?

Craig Rogerson: Well, I think that it certainly enhances our offerings by having an in-house water component. I don't think it necessarily is inconsistent with further consolidation of the paper chemicals marketplace. I still think that that needs to occur, and I think needs to occur for a lot of reasons that I've spoken about before. But, I think this enhances the Hercules position certainly as a leader in that market and puts the new Ashland Hercules in a position to lead in that consolidation effort.

Mike Harrison: And then, do you -- this is a question for Jim. Do you expect any changes in Hercules' plans to expand capacity in Aqualon? Or, would you expect to either accelerate or decelerate those expansion plans?

Jim O'Brien: As we've sat with Hercules management and with Craig and his team, one of the primary areas of interest for us is the Aqualon business, and we think it has probably one of the best opportunities going forward to expand its market presence and, as I said before, other adjacent moves I think that would take place.

We are very interested in the opportunities that business presents, and we will be examining any type of investment or capital improvement based upon the merits of what it would return. But, I believe there are many opportunities that we can help participate in and help the team, motivate them to bring forward. I think it's, as I said, a wonderful business and with great opportunities.

Mike Harrison: And then, the last question I had is -- and I know you didn't want to talk too much about how you arrived at the valuation, but any concern on your part that Hercules shareholders are going to look at the premium that Dow paid yesterday for Rohm & Haas and maybe be disappointed with the pricing here?

Jim O'Brien: Well, as we've sat and went through the negotiation, I believe that we've arrived to a fair price. It's a significant premium. It's a 38% premium on Hercules' closing on July 10th and, as we said, the 26% premium, 30-day average, and it's at eight times 2008 street EBITDA. So I think it's a fair price and one that is well within market. And I can't comment on how Dow looked at their opportunities and why paid what they did.

Mike Harrison: Fine, thanks very much.

Jim O'Brien: Right, thanks.

Operator: And the next question comes from the line of Rob Felice from Gabelli & Company. You may proceed.

Rob Felice: Hi, guys. A lot of my questions have been answered, just one or two more. The combined company really creates a nice set of specialty chemical assets. But after the combination, 40% of Ashland's revenue will still come from distribution in Valvoline, which one could argue are really non-core to the future growth of the Company. So to that end, could you discuss whether you're considering monetizing those assets in an effort to reduce debt at a quicker pace and perhaps any other portfolio reshaping we should -- we could expect?

Jim O'Brien: As we've said through many conference calls and presentations, one of our primary objective was to center a specialty chemical core, and I think this transaction now creates that center. As we look at Valvoline distribution, we see them as complementary adjacencies to the specialty chemical core. So at this time, we are not contemplating sale of any of our operating segments, and we think that they bring us capabilities and logistical efficiencies that in their current design and how they would relate to the core I think add value. So that's how we are going to move forward as far as forming the portfolio and how we look at the companies today.

Rob Felice: So to that end, are there synergy opportunities with distribution?

Jim O'Brien: I would say that we know that Hercules uses certain distributors for certain products, not to say that we would disrupt that, but we would certainly look at everything as we go into the combination and where we could create value for our shareholders. And if we think that that would create some value, we would certainly give it a hard look.

Rob Felice: Okay. And then I guess lastly, Craig, I know there's been a couple of questions on the valuation side. If I look at recent transaction multiples in the specialty chemical space, they've ranged from nine to 12.5 times trailing EBITDA. And as one of the callers noted earlier with yesterday's notable transaction between Dow and Rohm & Haas, and this acquisition values Hercules at just around 8.5 below the low end of the range. So I was hoping you could comment on the valuation and the process by which the deal was consummated.

Craig Rogerson: Well, the process is -- from the Hercules side is much as -- is much similar to how Jim explained it from the Ashland side. He spent a lot of time looking at opportunities we had to create value for our shareholders from the acquisition side, from continuing our growth strategy organically, as Jim mentioned, we've got a good plan around that, and looked at the future of Hercules and where it best fit and where we created the most value for our shareholders in looking at this opportunity and looking at the -- looking at it relative to some of the other options that we were trying to explore. We think this is a -- creates significant value for our shareholders and is a good deal.

Rob Felice: Great. Thanks, for taking my questions.

Jim O'Brien: Sure.

Operator: And the next question comes from the line of Christopher Miller from JPMorgan. You may proceed.

Christopher Miller: Good morning, just wanted to follow up. I appreciate a lot of the color you've provided on the financing. I'm hoping you could maybe clarify a little bit structurally as well. Is it currently contemplated that the debt will be issued out of Ashland, Inc.? And secondarily, what are the current plans to do with the existing Hercules debt?

Lamar Chambers: It is contemplated that the debt will be issued through Ashland, Inc. We will be attempting to roll over some of the Hercules debt, keep that as is. And some of it, based on the terms of that debt, simply will not be able to be rolled over, will need to be retired at closing.

Christopher Miller: So you'll be refinancing all of the Hercules debt as well?

Lamar Chambers: Essentially all of it, yes.

Christopher Miller: Okay, great. Thank you, so much for that clarification. I appreciate it.

Operator: And the next question comes from the line of David Begleiter from Deutsche Bank. You may proceed.

David Begleiter: Thank you, a question for Craig. Craig, you've been adjusting for the asbestos tension in FX swaps. You had about 9.6 times '08 EBITDA, 9 times '09. You're stock was about $20 back in early June. Why did the Board feel a need to sell the stock for a -- 10% above the price a month ago? Was something structurally changed in the business? We saw -- or what we know about, your raw materials and demand weakening?

Craig Rogerson: No, there's nothing -- David, there's nothing that structurally changed in the business. We remain optimistic about the business. We look at our -- we looked at this evaluation of value creation, looked at our five-year plan, and from a number of different methods including discounted cash flow method, valued that plan and looking that plan, the risks associated with that plan. And certainly the risks now are different than they looked six months ago. And that could change two years from now, but we rolled that into our thinking on the assumptions.

And when the Board and I and the rest of the management looked at that assessment, we determined that for the shareholders and for the continuity of the businesses going forward, the growth of the businesses and the people at Hercules, this was a good opportunity that we should take advantage of.

David Begleiter: Was this an auction process at the end? Did you solicit other bids from other parties?

Craig Rogerson: It wasn't an auction process, but we -- the Board certainly satisfied its fiduciary responsibilities and looked at what other options there were to create more value, or similar value, and we took the options we thought offered the best overall value for our shareholders.

David Begleiter: And lastly, this -- if we rolled back the clock until -- to late May, with your stock above $20, would you have taken the same deal here? Can you say that, at $23?

Craig Rogerson: It's a good question, but hypothetical. I'm not sure. The situation changed significantly over that time. We weren't presented with the opportunity when we were at $20, so I'm not sure how to answer your question.

David Begleiter: Understood, thank you.

Craig Rogerson: Yes.

Operator: And the next question comes from the line of Andy Baker of Jefferies & Company. You may proceed.

Andy Baker: Thank you very much. Just a question, you mentioned in the press release the $75 million reverse termination fee if the finance commitments fall through. Are there any specific initiatives you can tell us about, market [debts] and the like that would lead the -- that we should be -- look out for to see how those commitments are going to play out from here?

Jim O'Brien: We expect to close by the end of 2008. I think that's a very important point. The full expectation here, we have secure financing. We have it locked to the end of the year, and we fully expect to close. And if for some reason we don't close, then the financing terms could be renegotiated and if we can't find comparable financing, then we'd have the option to terminate. So that's what that language is for is to describe what would happen if for whatever reason we don't close by the end of 2008. But the important point is, we fully expect to close.

Andy Baker: But, do the banks have a market out or any other type of --?

Jim O'Brien: No. No, we have locked financing through the end of calendar 2008. So all of that is reference to what happens if it rolls into January 1, 2009.

Andy Baker: Thanks. And as we saw with yesterday's Rohm & Haas/Dow Chemical deal, the --they actually gave a specific carve-out for divestitures in terms of a certain limit. Does your merger agreement have any limitation on the amount of divestitures that you would be required to make in order to get the deal done?

Jim O'Brien: No, none.

Andy Baker: Okay. Thank you, very much.

Jim O'Brien: Yes.

Operator: And the next question comes from John McNulty from Credit Suisse. You may proceed.

John McNulty: Yes, good morning. Just two quick questions, with regard to the $50 million synergy target, it looks like that's about 2% or so, maybe a hair over, of Hercules' sales, which sounds like it's actually a pretty light number compared to maybe past acquisitions and synergies from them. So what I'm wondering is -- is that because it's a function of there not being a tremendous amount of overlap between the companies? Or, is it more of a -- just a very conservative number? How do you think about the synergies and what the potential upside to them might be?

Jim O'Brien: As we went and looked at our model, we put in very conservative synergies. We think the $50 million, we have already identified how we would go about it as far as back room overhead, integrated technology platforms, raw material procurement, freight logistics, those type of things.

But as we put these consolidation teams together, the integration teams, one of the tasks that they'll have is to continue to look for synergies and the opportunities to reduce cost. And I would fully expect that we would improve on that $50 million. But as far as something that you can count on in your models, I think we're very conservative, and I think it's very likely that we will achieve that. And hopefully, there'll be more as we get into it.

John McNulty: Okay, great. And then the only other question was, with regard to the new kind of Ashland and Hercules paper and water treatment business combined, are there any either competitive issues or potential opportunities that you see with regard to GE, given that Hercules has a water tolling arrangement with them? They sold them the Betz-Dearborn business. Can you talk about what either hurdles or opportunities there might be with that, if there are any?

Jim O'Brien: Well the opportunity is, we're going to combine those two businesses. And Paul Raymond, the President of Hercules' Paper Technology & Ventures group is going to run that business. So as I see the opportunity, we are going to continue with the turnaround that we're putting in our business as far as all the initiatives, all the things that we said we were going to do. We're going to continue to do that over the next six months and complete that.

So as we combine their business with ours, I think ours will be a better business at that time. We will look at the opportunities and the synergies of putting those two businesses together, and my expectation is is that we will find market opportunities, additional cost synergies as well as adjacent moves that we could make off of that combination, because we're going to have a much broader technology base and a broader market base to drive from.

How that impacts the GE relationship, I'll have to count on Paul to sit there and figure out which parts do we keep, not keep, and all that. That's yet to be determined.

John McNulty: Okay, great. Thanks, a lot.

Jim O'Brien: Yes.

Operator: And the next question comes from the line of Steve Velgot. You may proceed.

Steve Velgot: Thank you, a couple of questions. First is, I just wanted to clarify the calculation of debt to EBITDA at close of 3.2, 3.3. I take it that is not net of cash. Can you just confirm that for me?

Lamar Chambers: That is correct. It's not net of cash. That would be debt on the balance sheet. Of course, we would expect much of the cash that's on Ashland's balance sheet today to be used as part of the acquisition consideration, so --.

Steve Velgot: Sure, okay. And the next question is for Jim. Just concerning the distribution business going forward, are there any issues with products that you're currently distributing from some of Hercules' competitors that might be in some jeopardy, given this combination?

Jim O'Brien: Possibly, and as we would look at that, if we would lose certain product lines or certain products, if it's -- conflicts with what Hercules had, then we have the opportunity to pick it up on the other side. But I would not think it's significant, and I don't think it would have a significant impact on the distributions' earnings.

Steve Velgot: Thank you.

Operator: And the next question comes from the line of David Troyer from Credit Suisse. You may proceed.

David Troyer: Hi. You already talked about the commitments, the financing commitments to the end of the year. That's maybe a little bit unusual, but it -- I suppose it begs the question if you could talk in more granularity about the process between now and closing. What are specifically some of the obstacles to overcome, and maybe more clearly identify when you would expect to close so we can gauge kind of the safety net to the end of the financing commitment?

Jim O'Brien: Well, as we look at the obstacles to close, obviously there are the standard obstacles. You had to file the government registrations. You had to get through the competitive analysis, and we think there is very little issue if any there. So we think that will go fairly quickly and without much discussion.

So as we look at the timeframe and the timetable, we think that it's very doable, and we think we actually have a cushion inside of the timeframe that we described of trying to meet it by the end of December. So as we have anticipated the process, we're hopeful that sometime Novemberish, this thing will close. And we think that that's given all the steps that are necessary to go through. That would be our anticipation.

David Troyer: Okay. And then on the commentary about the Hercules debt, the vast majority being refinanced, I would assume that's [your fringe] of the bank debt and the 6.75 that have covenants would be the debentures that -- associated with the crests. Would those -- would you expect those --?

Jim O'Brien: Lamar?

David Troyer: Remain outstanding?

Lamar Chambers: Our intent and hope at this time would be to roll over the subordinated notes, the crests, and keep those.

David Troyer: Okay. And would the new bank -- or sorry, the new financing in whatever form it takes, do you expect it to rank senior to the crests? The debentures, or --?

Jim O'Brien: Yes.

Lamar Chambers: That's correct, yes.

David Troyer: And then, could you just remind what the restricted payments basket is in this -- in the 6.75?

Lamar Chambers: I'm sorry. We don't have that information here at this time, and obviously as we move forward with the transaction, there will be more details available around the financing and the specific terms of the instruments. But at this time, we don't have that information.

David Troyer: And if you mentioned it I apologize, I missed it. Do you -- have you had a discussion with the rating agencies? Any indication of what the initial rating might be?

Lamar Chambers: We have had discussions with the rating agencies, as you might expect. And of course, they'll have to make their final assessment at the time the transaction closes. It -- there is a likelihood that we might see a one-notch downgrade as a result of this transaction. But of course, that will be theirs to determine, but our expectation is and it's built into our financing models that there would be a one-notch downgrade from both the major agencies.

David Troyer: Are you prepared to talk about the mix of the new financing and how much, if any, is secured? How much is unsecured?

Lamar Chambers: Not at this time, and -- but, they'll -- we'll have to get more into detail on that as we get closer to the transaction. As you might expect, some of the commitments allow flexibility at this stage in moving between the tranches.

David Troyer: Okay, great. Thank you, very much.

Operator: And the next question comes from the line of Bill Hoffman from UBS. You may proceed.

Bill Hoffman: Yes, good morning. Just a question on legacy costs and capital spending on a combined basis, I wonder if you'd just give us some thoughts on what you -- where you expect those cash needs to be, first legacy and then second, capital spending?

Jim O'Brien: On the legacy costs, as I mentioned in the presentation, we had spent a lot of time on due diligence, understanding fully all the various legacies that Hercules brings forward as a corporation, and it was months and months and months. This was not something that was taken over a weeks period.

It was over a several-month period, and we became satisfied that we understand the broad implications of it. We've put our own models in place as far as we put it into the evaluation, and we believe we have it covered from a statistical basis on what we believe it will cost us over time and what the present value of that would be in our model.

So from that standpoint, you never know everything, but I can tell you that the Hercules people were very open, very thorough and really spent the time with us so that we could understand it. So from that standpoint, I would say we feel comfortable. On the investments going forward --

Bill Hoffman: Do you --?

Jim O'Brien: On capital spending, we're going to have to be very selective because our primary objective in the near term will be to pay down some of this debt. So we will have -- we will have capital spending, obviously. It probably won't be as much as our businesses would like to have, but we will have our primary focus on paying down the debt, and we will also obviously have focus on looking at the best projects available and fund them.

Bill Hoffman: Thank you. Just on the legacy costs, the -- we've -- the Hercules folks have historically been pretty good at providing guidance on theirs. I guess that we're just looking to get some guidance from you on the Ashland side.

Lamar Chambers: We have pretty extensive disclosures, as you know, regarding our legacy matters, particularly I assume you're referring the asbestos and environmental issues. And our trend line's been quite favorable, if you've been monitoring our disclosures in those areas. And we feel like we've got a -- we've got those properly reflected and disclosed.

Bill Hoffman: Okay, thank you.

Operator: And the next question comes from the line of [Ali Levine] from [Shakeman Capital]. You may proceed.

Ali Levine: Hi, yes. My questions have basically been answered, but just to confirm, following up on David Troyer's questions, it sounds like the junior subnotes will stay outstanding, you plan on refinancing the bank debt in the 6.75. Could you just confirm that?

Lamar Chambers: I apologize. I'm sorry. I didn't mean -- fully understand your questions. Could you repeat that?

Ali Levine: You plan on just a refinancing of the Hercules debt? You plan on refinancing the bank debt and the 6.75 notes?

Lamar Chambers: Yes, that's correct.

Ali Levine: Okay. And then in terms of the leverage that you gave, the 3.2 times, 3.3 times, I guess I'm coming up with a little bit different calculation. How much cash pro forma do you expect to be outstanding after this transaction?

Lamar Chambers: We won't get into the specific projections around cash balances at this point in the closing, but 3.2 to 3.3 would be -- will be the balance sheet debt at the time of closing based on our best estimate of where that's going to be, and that's essentially all of our cash would be used toward the transaction consideration.

Ali Levine: Okay, thank you very much.

Jim O'Brien: We have time for one more question so far.

Operator: And the last question comes from the line of Mr. [Brad Logato] from [Igens]. You may proceed.

Brad Logato: Hi, guys. Most of my questions have been answered. I just wanted to see what your intentions were with respect to the preferred. I'm assuming that that's going to remain outstanding as well.

Jim O'Brien: Could you repeat that question again, please?

Brad Logato: Most of my questions were answered. I was just seeing how you guys were going to address the preferred that's outstanding. I'm assuming it's going to be rolled over as well.

Jim O'Brien: We were -- we're have -- we're sitting with a little loss. We don't know what preferred you're talking about.

Brad Logato: I'm sorry, the Huntsman preferred -- I'm sorry, the Hercules preferred.

Lamar Chambers: Are you talking about the subordinated notes?

Brad Logato: Yes, that's correct.

Lamar Chambers: Yes. As we said earlier, the -- our intent will be to roll those over, and those would likely remain outstanding.

Brad Logato: All right, thank you.

Jim O'Brien: Okay, great. Well, thank you. Thank you all very much, and we'll look forward to talking to you in the future.

Operator: Thank you, ladies and gentlemen. This concludes the presentation for today. You may now disconnect.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

ADDITIONAL INFORMATION

In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.